SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 5)
                                (FINAL AMENDMENT)
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 8)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                                 HANDY & HARMAN
                            (Name of Subject Company)

                                 WHX CORPORATION
                              HN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   410306 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with copies to:


                               ILAN K. REICH, ESQ.
                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

                         -------------------------------

CUSIP NO. 268039 10 4                                                PAGE 1 OF 3
                             SCHEDULE 14D-1 AND 13D


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  WHX Corporation (E.I.N.: 13-3768097)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                            [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  11,626,106 Common Shares
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (7)
                  95.7%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  HC and CO
--------------------------------------------------------------------------------

CUSIP NO. 268039 10 4                                                PAGE 2 OF 3
                                      14D-1


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           HN ACQUISITION CORP. (E.I.N.: 13-3940215)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  11,626,106 Common Shares
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
                  95.7%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

CUSIP NO. 268039 10 4                                                PAGE 3 OF 3
                                      14D-1


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  WHEELING-PITTSBURGH CAPITAL CORPORATION (E.I.N.:13-3723443)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  11,626,106 Common Shares
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
                  95.7%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

         This Amendment No. 5 (the "Final Amendment") amends and supplements (i) the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1998, by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares") of Handy & Harman, a New York corporation (the "Company"), including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996, October 22, 1996 and March 1, 1998 (as so amended, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $35.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), and (ii) the
Schedule 13D filed by the Parent and the Purchaser with respect to the Shares. Pursuant to Instruction D to Schedule 14D-1, this Final Amendment constitutes the final amendment to the Tender Offer Statement. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 4.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4 is hereby amended and supplemented as follows:

         The Parent has completed the sale of $350 million principal amount of 10 1/2% Senior Notes due 2005 in a Rule 144A private placement to qualified institutional buyers. The net proceeds from such offering will be used to fund a portion of the purchase price of the acquisition of the Company.

ITEM 5.        PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         As provided in the Merger Agreement, following completion of the Offer, eight members of the Company's Board of Directors resigned and were replaced by seven designees of the Parent: Paul W. Bucha, Robert A. Davidow, Ronald LaBow, Howard Mileaf, Stewart E. Tabin, Neale X. Trangucci and Marvin L. Olshan. Two of the Company's Directors, being Clarence A. Abramson and Robert E. Cornelia, will remain on the Board of Directors pending completion of the Merger.

         A copy of the press release issued by Parent in respect of the foregoing is filed herewith as Exhibit (a)(22) and incorporated herein by reference.

ITEM 6.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented as follows:

         The Offer expired at 12:00 midnight, New York City time, on Monday, April 6, 1998. The Purchaser has been advised by the Depositary that according to a preliminary count 9,976,651 Shares had been validly tendered as of the Expiration Date, including approximately 248,484 Shares tendered pursuant to notices of guaranteed delivery. The Purchaser accepted for payment all such Shares validly tendered according to the terms of the Offer. Based upon the foregoing, after the Offer, the Purchaser, the Parent and Wheeling-Pittsburgh Capital Corporation, a wholly owned subsidiary of the Parent, beneficially own 11,626,106 Shares, representing approximately 95.7% of the outstanding Shares. The percentages above were calculated based on 12,143,192 outstanding Shares as of March 26, 1998, as set forth in the Company's Form 10-K for the fiscal year ended December 31, 1997.

         Pursuant to the Merger Agreement, the Purchaser intends to merge with and into the Company pursuant to the provisions of the New York Business Corporation Law as soon as practicable in a subsequent second-step merger. The Merger Agreement provides that at the Effective Time each issued and outstanding Share not tendered and purchased pursuant to the Offer (other than (i) Shares held in the treasury of the Company, (ii) Shares owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or of the Company, or (iii)
Shares held by Shareholders exercising appraisal rights under New York law), will be converted, in a subsequent second-step merger, into the right to receive $35.25 in cash, without interest thereon.

         A copy of the press release issued by Parent in respect of the foregoing is filed herewith as Exhibit (a)(22) and incorporated herein by reference.

ITEM 10.       ADDITIONAL INFORMATION

         Item 10 (f) is hereby amended and supplemented by reference to the Press Release issued by WHX Corporation on April 7, 1998, filed herewith as Exhibit (a)(22), relating to, among other things, the completion of the Offer by the Purchaser.

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following Exhibit (a)(22).

         (a)(22)        Text of Press Release issued by WHX Corporation on April
                        7, 1998.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 1998
                                           WHX CORPORATION


                                           By: /s/ Stewart E. Tabin
                                              --------------------------------
                                               Name:   Stewart E. Tabin
                                               Title:  Assistant Treasurer



                                           HN ACQUISITION CORP.


                                           By: /s/ Stewart E. Tabin
                                              --------------------------------
                                                Name:  Stewart E. Tabin
                                                Title: Vice President

                                  EXHIBIT INDEX


         (a)(22)        Text of Press Release issued by WHX Corporation on April
                        7, 1998.